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                                                                     Exhibit 2.7

                     AMENDMENT NO. 3 TO EMPLOYMENT AGREEMENT


         This Amendment No. 3 to Employment Agreement (this "Amendment") is entered into by and among Morrie K. Abramson ("Employee"), Rolaine S. Abramson and Kent Electronics Corporation, a Texas corporation (the "Company"), as of March 21, 2001.

         WHEREAS, Employee and the Company entered into the Employment Agreement dated as of January 3, 1996, as amended (the "Employment Agreement"), pursuant to an Amendment No. 1 to Employment Agreement dated as of August 18, 1997, and Amendment No. 2 to Employment Agreement dated as of November 10, 1998;

         WHEREAS, capitalized terms not otherwise defined herein shall have the meanings given to them in the Employment Agreement,

         WHEREAS, the Company has been in negotiations with Avnet, Inc. ("Avnet") regarding the possible merger of the Company with Avnet, on substantially the terms described in the draft Agreement and Plan of Merger (the "Merger Agreement") among the Company, Avnet, and Avnet Acquisition Corp, a wholly-owned subsidiary of Avnet ("Sub");

         WHEREAS, pursuant to the Merger Agreement, and subject to certain terms and conditions of the Merger Agreement, Sub is to be merged with and into the Company, whereby the separate corporate existence of Sub will cease, and the Company will become a wholly-owned subsidiary of Avnet (the "Merger");

         WHEREAS, under the Employment Agreement, Employee is entitled to certain annual payments following termination of his employment with the Company (the "Termination Payments"), such payments to be adjusted annually for inflation;

         WHEREAS, pursuant to the Employment Agreement, Employee may require the Company to pay him a lump sum amount sufficient to purchase a fully paid annuity contract issued by an insurance company acceptable to Employee, providing for the payment to Employee of the Termination Payments;

         WHEREAS, the Company has not been able to identify acceptable insurance products, with an appropriate inflation adjustment, to provide the Termination Payments to Employee;

         WHEREAS, at the request of Avnet in conjunction with the proposed Merger, the Company, after due consideration, deems it appropriate to fix the annual adjustment for inflation applicable to the Termination Payments; and

         WHEREAS, the historic inflation rate for the past 28 years has been approximately 5%, and the anticipated term of the annuity benefits under the Employment Agreement, based on the actuarial life expectancies of Employee and Employee's Spouse, is approximately 28 years, the


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Company deems it reasonable and appropriate to amend the Employment Agreement to reflect a 5% annual rate of inflation with respect to the Termination Payments after January 1, 2001, instead of the formula included therein;

         NOW, THEREFORE, in consideration of Ten Dollars and other good and valuable consideration and the mutual agreements made herein, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Conditioned on the consummation of the Merger and the transactions contemplated by the Merger Agreement, Section 4.4 of the Employment Agreement is hereby amended to read in its entirety as follows:

                  4.4 Benefits Following Termination of Employment.

                           (a) Upon the termination of Employee's employment by the Company, whether due to death, Disability, resignation, whether or not for Good Reason, or discharge, whether or not for Just Cause, the Company shall, commencing on the first day of the month following the date of the termination of Employee's employment, pay, or cause to be paid, to Employee in equal monthly installments the sum of $750,000 per year (the "Annual Amount"), for a period equal to the greater of (x) 15 years, (y) the life of Employee, or (z) the life of Rolaine S. Abramson so long as she is married to Employee at the date of Employee's death ("Employee's Spouse"); provided, however, that in the event of the termination of Employee's employment due to death or Disability prior to March 31, 2001, the Annual Amount described above shall equal $950,000 until March 31, 2001, after which time the Annual Amount shall equal $750,000; and provided further that Employee shall not be entitled to any amounts under this Section 4.4 if Employee's employment is terminated prior to a Change in Control for Just Cause or without Good Reason. In addition, until January 1, 2001, the Annual Amount shall be adjusted annually to reflect increases in the cost of living after the date hereof, as measured by the Consumer Price Index ("CPI") for all urban consumers calculated by the Bureau of Labor Statistics (or any successor or replacement index), after which time the Annual Amount shall be increased at a rate of five percent (5%) per annum.

                           (i) If Employee shall die before Employee's Spouse and Employee's Spouse is married to Employee at the date of Employee's death, whether before or after the payments of the Annual Amount described above shall have commenced, then the Annual Amount shall be paid in monthly installments to Employee's Spouse. If Employee's Spouse then dies before all amounts required to be paid have been paid, then, upon the death of Employee's Spouse, any remaining payments of the Annual Amount shall be made to the personal representative of the estate of Employee's Spouse, to pass as a part thereof.

                           (ii) If Employee's Spouse shall die before Employee, then any community property interest of Employee's Spouse in this Agreement shall vest in Employee. If Employee then dies before all amounts required to be paid have been paid, then, upon Employee's death, any remaining payments of the Annual Amount shall be


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         made to Employee's beneficiary designated in writing to the Company by
         Employee, or in the absence thereof, to the personal representative of the estate of Employee, to pass as a part thereof.

                           (b) Upon the termination of Employee's employment by the Company, whether due to death, Disability, resignation (whether or not for Good Reason) or discharge (whether or not for Just Cause), the Company shall secure its obligations under this Section 4.4 as described below. In the case of a termination of Employee's employment (whether or not after any Change in Control), the Company shall pay to Employee cash in an amount sufficient to permit Employee to purchase a fully paid annuity contract issued by an insurance company acceptable to Employee, in his sole discretion, providing for the payment to Employee of the amounts required to be paid pursuant to this Section
         4.4 ("Section 4.4 Payments"), and shall also pay to Employee cash in an amount sufficient to pay Employee's income taxes (calculated at the highest marginal federal income tax rate and after taking into account any applicable surtaxes and other generally applicable taxes which would have the effect of increasing the marginal federal income tax rate, and, if applicable, at the highest marginal state income tax rate in effect in the State of Texas) payable upon receipt of any such annuity contract (which payment of income taxes and its effect on the taxability of the payments under the annuity contract shall be taken into account in establishing the annuity contract, which will be designed to provide Employee with the same after-tax benefit that he would have received if the Company directly made the Section 4.4 Payments assuming the highest federal and Texas marginal income tax rates in effect at the time of the establishment of the annuity).

                           (c) Upon the effective date of this Agreement, the Company shall establish a "rabbi trust" for the benefit of Employee into which there shall be contributed by the Company cash in an amount sufficient to purchase the annuity contract and pay the anticipated income taxes contemplated by the preceding subparagraph (b) upon the termination of Employee's employment at any time during the term of this Agreement without any regard as to whether such termination is for Just Cause or without Good Reason prior to a Change in Control. Any instruments establishing such rabbi trust shall in all respects be satisfactory in form and substance to Employee and his counsel.

         2. The parties agree that based on the foregoing proposed amendments, a payment of $25,068,000, concurrent with the closing of the Merger, would satisfy in full the Company's obligations under Section 4.4 of the Employment Agreement; provided however, that such payment in full shall not impair or otherwise affect Employee's entitlement to other compensation and benefits under the Employment Agreement, including, without limitation, Bonus Payments to hold Employee harmless from the adverse effects of the excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, amended.


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         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.


                           /s/ Morrie K. Abramson
                         -----------------------------------------------------
                         Morrie K. Abramson


                           /s/ Rolaine S. Abramson
                         -----------------------------------------------------
                         Rolaine S. Abramson


                         KENT ELECTRONICS CORPORATION


                         By:  /s/ Larry D. Olson
                            --------------------------------------------------
                                Larry D. Olson
                                President and Chief Executive Officer


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